Exhibit I
CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES APPROVAL OF MERGER
AGREEMENT BY SHAREHOLDERS OF CRUDE CARRIERS CORP.
Athens, Greece — September 21, 2011 — Capital Product Partners L.P. (NASDAQ: CPLP) (“CPLP”) today announces that, at a special meeting of the shareholders of Crude Carriers Corp. (“Crude”) held yesterday in Piraeus, Greece, the shareholders of Crude have approved the proposal to adopt the merger agreement dated May 5, 2011 providing for the acquisition of Crude by CPLP in a unit-for-share transaction. The merger was approved at the special meeting by 60.3% of Crude’s unaffiliated shareholders voting as a separate class, representing approximately 97.9 percent of the total votes cast.
In connection with the merger, CPLP has approved the election of Dimitris Christacopoulos to the board of directors, to be effective as of, and subject to the occurrence of, the completion of the merger.
CPLP expects that the merger will be completed on or about September 30, 2011.
Forward-Looking Statements:
The statements in this press release that are not historical facts, including our expectations regarding the completion date of the merger with Crude Carriers, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.
About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 22 vessels, including 18 modern MR tankers, two small product tankers, one suezmax crude oil tanker, and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.
CPLP-F

Contact Details:
Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com